MIDLAND REALTY ACCEPTANCE CORP.

       COMMERCIAL MORTGAGE PASS-THROUGH CERTIFICATES
                                 SERIES 1996-C2

         Supplement to the Prospectus Supplement
                             dated December 18, 1996

     The following information amends and supplements the information contained in the above referenced Prospectus Supplement. This information is a part of, and must accompany, the Prospectus Supplement.

     The first two paragraphs on page S-115 of the Prospectus Supplement are amended and restated to read in their entirety as follows:

     The Subordinate Certificates and the Class A-EC Certificates may not be purchased by or transferred to (A) an employee benefit plan or other retirement arrangement, including an individual retirement account or a Keogh plan, which is subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or Section 4975 of the Code, or a governmental plan subject to any federal, state or local law ("Similar Law") that is, to a material extent, similar to the foregoing provisions of ERISA or the Code ("Plans"), (B) a collective investment fund in which such Plans are invested, (C) other persons acting on behalf of any such Plan or using the assets of any such Plan or any entity whose underlying assets include plan assets by reason of a Plan's investment in the entity (within the meaning of Department of Labor Regulations Section 2510.3-101) or (D) an insurance company that is using assets of any insurance company separate account or general account in which the assets of such Plans are invested (or which are deemed pursuant to ERISA or any Similar Law to include assets of such Plans) other than an insurance company using the assets of its general account under circumstances whereby such purchase and the subsequent holding of such Certificates would not constitute or result in a prohibited transaction within the meaning of Section 406 or 407 of ERISA, Section 4975 of the Code or a materially similar characterization under any Similar Law. Each prospective transferee of a Subordinate Certificate or a Class A-EC Certificate will be required to deliver to the Depositor, the Certificate Registrar and the Trustee, (i) a transferee representation letter, substantially in the form of Exhibit D-2 to the Pooling and Servicing Agreement, stating that such prospective transferee is not a person referred to in clause (A), (B), (C) or (D) above, or (ii) an opinion of counsel which establishes to the satisfaction of the Depositor, the Trustee and the Certificate Registrar that the purchase or holding of such Certificate will not result in the assets of the Trust Fund being deemed to be "plan assets" and subject to the fiduciary responsibility or prohibited transaction provision of ERISA, the Code or any Similar Law, and will not constitute or result in a prohibited transaction within the meaning of Section 406 or 407 of ERISA,
Section 4975 of the Code or any Similar Law, and will not subject the Master Servicer, the Special Servicer, the Depositor, the Trustee or the Certificate Registrar to any obligation of liability (including obligations or liabilities under ERISA or Section 4975 of the Code), which opinion of counsel will not be an expense of the Trustee, the Trust Fund, the Master Servicer, the Special Servicer, the Certificate Registrar or the Depositor.

     To the extent any Subordinate Certificate or Class A-EC Certificate is in book-entry form, the holder of the beneficial interest in such Certificate and any transferee thereof shall be deemed to have represented that it is not a person referred to in Clauses (A), (B), (C) or (D) above.



January 24, 1997